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                                                                    EXHIBIT 99.2

INDEPENDENT AUDITORS' REPORT

To the M&I Auto Loan Trust 2002-1:

We have examined management's assertion about M&I Marshall & Ilsley Bank's (the "Bank") compliance with its established minimum servicing standards identified and included in the accompanying management assertion as of and for the year ended December 31, 2002, dated March 31, 2003. Management is responsible for the Bank's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Bank's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institue of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Bank's compliance with its minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank's compliance with its minimum servicing standards. We are independent of the Bank within the meaning of the Code of Professional Ethics of the American Institute of Certified Public Accountants.

In our opinion, management's assertion that the Bank complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2002, is fairly stated in all material respects.

/s/ Deloitte & Touche

Milwaukee, Wisconsin
March 31, 2003